Exhibit 2.2

FIRST AMENDMENT
TO
INTEREST PURCHASE AGREEMENT

This First Amendment to INTEREST Purchase Agreement (this “Amendment”), dated as of February 27, 2017, by and between Avnet, Inc. (the “Seller”) and Tech Data Corporation (the “Buyer”), amends that certain Interest Purchase Agreement, dated September 19, 2016, by and between the Seller and the Buyer (as amended, the “Purchase Agreement”).  Capitalized terms used herein but not otherwise defined herein shall have the respective meanings assigned to such terms in the Purchase Agreement.

WITNESSETH:

WHEREAS, the Parties have previously executed and delivered the Purchase Agreement;

WHEREAS, pursuant to Section 9.2 of the Purchase Agreement, the Purchase Agreement may be amended, modified or supplemented only by an instrument in writing specifically designated as an amendment signed on behalf of each Party; and

WHEREAS, the Parties desire to amend the Purchase Agreement in the manner set forth herein.

NOW, THEREFORE, in connection with the Purchase Agreement, the transaction contemplated thereunder and the terms hereof, and in accordance with Section 9.2 of the Purchase Agreement, the Parties agree as follows:

Article I Amendments
1.1 The definition of “Audited Financial Statements” set forth in Section 1.1 of the Purchase Agreement is amended and restated in its entirety to read as follows:

“‘Audited Financial Statements’ means the audited combined balance sheets of the TS Business and the OEM Business (as defined in that certain Purchase Agreement, dated February 27, 2017, by and among the Seller, the Companies and the Buyer) as of July 2, 2016 and June 27, 2015 and the related audited combined statements of income, comprehensive income, stockholder’s equity and cash flows for each of the years in the three-year period ended July 2, 2016, together with all related notes and disclosures thereto.”

1.2 The definition of “Retained Business” set forth in Section 1.1 of the Purchase Agreement is amended and restated in its entirety to read as follows:

“‘Retained Business’ means the business of marketing and selling of semiconductors, interconnect, passive and electromechanical devices and embedded products, as well as value-added support and services relating to design-in and procurement of electronic components, as currently conducted by the Seller’s Electronics Marketing operating group, including the Tianjin business, but excluding the OEM Business.”

1.3 Section 2.2(b) of the Purchase Agreement is deleted in its entirety.
1.4 Section 2.3(a) of the Purchase Agreement is amended to add the following to the end of such Section:

“Notwithstanding anything to the contrary contained herein, the sale and purchase of the Interests shall be deemed to be effective as of 12:01 a.m. Eastern time on the Closing Date with economic effectiveness as of 12:01 a.m. local time on the Closing Date in each jurisdiction in which the TS Business operates.”

1.5 Section 3.7(b) of the Purchase Agreement is amended and restated in its entirety to read as follows:

“The Audited Financial Statements were derived from the books and records of the Seller and its Affiliates and fairly present, in all material respects, the combined financial position and results of operations of the TS Business and the OEM Business as at the respective dates thereof and for the respective periods indicated therein in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.”

1.6 Section 5.17 of the Purchase Agreement is amended to add the following to the end of such Section:

“The Parties acknowledge and agree that in order to implement the Reorganization in accordance with the terms of the Reorganization Agreement, the Seller and its Affiliates shall enter into an entrustment loan in China with a Subsidiary of NewCo Non-US (the ‘Chinese Subsidiary’) not to exceed RMB 55,000,000 in the aggregate, in the form set forth as Annex A to this Amendment, which entrustment loan shall be an intercompany loan (the ‘China Loan’).  Notwithstanding anything to the contrary set forth herein (including Section 5.5(a) hereof), the China Loan shall not be treated as intercompany indebtedness to be extinguished in connection with the Closing and instead shall constitute Indebtedness for all purposes hereof (including, without limitation, for purposes of calculating the Cash Purchase Price), and shall be repaid by NewCo Non-US or its Subsidiaries within five Business Days of the approval by the applicable Governmental Authorities of the capitalization of the Chinese Subsidiary.  The Seller shall bear, and shall promptly reimburse the Buyer therefor following the Buyer’s request, the reasonable incremental expenses of NewCo Non-US and its Subsidiaries in connection with the implementation of the China Loan, including (A) the amount of any interest thereon in excess of 2% per annum, (B) the out-of-pocket expenses of any SAFE procedures described in Article 9.5 of the China Loan and (C) the out-of-pocket costs, taxes and the Commission Fee (as defined in the China Loan) described in Articles 5, 6 and 7 of the China Loan.”

1.7 Section 5.25 of the Purchase Agreement is deleted in its entirety.
1.8 Section 2.2(b) of the Seller Disclosure Schedules is deleted in its entirety.

Article II

MISCELLANEOUS

2.1 References. Each reference in the Purchase Agreement shall, unless the context otherwise requires, mean the Purchase Agreement as amended by this Amendment.
2.2 Ratification. The Purchase Agreement, as amended by this Amendment, is in all respects ratified, approved and confirmed.

2.3 No Other Amendments; Continuing Effect.  The amendments set forth herein are limited precisely as written and will not be deemed to be an amendment of any other term or condition of the Agreement or any of the documents referred to therein.  Except as expressly amended hereby, the terms and conditions of the Purchase Agreement shall continue in full force and effect.

2.4 Constructions, Etc. This Amendment shall be governed by all provisions of the Purchase Agreement, unless the context otherwise requires, including all provisions concerning construction, enforcement, notices, governing law and arbitration.

2.5 Successors. This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

2.6 Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York (other than Section 5-1401 of the New York General Obligations Law).

2.7 Counterparts.  This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

AVNET, INC.

By:	________________________________
Name:
Title:

TECH DATA CORPORATION

By:	________________________________
Name:
Title:

[Signature Page First Amendment to Interest Purchase Agreement]

Annex A

China Loan